EXHIBIT 99.4
Telkom SA Limited
Incorporated in the Republic of South Africa
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom” or “the Company”)
Telkom files tariff adjustment with ICASA
In its continued drive to promote affordable telecommunications access, Telkom’s proposed overall annual tariff adjustments — filed today with ICASA (Independent Communications Authority of South Africa) — is well below the overall increase permitted by the regulator’s Price Control Formula.
ICASA uses the formula of “Consumer Price Index (CPI) minus 3.5% plus carry-over”. This formula - using the April 2009 CPI of 8.4% as is required by regulation — would have allowed Telkom to file an overall increase of 19.7% (including carryover of 14.8%) or 4.9% (excluding carryover) as a minimum.
Telkom’s price-filing with ICASA seeks an overall increase in its basket of products and services of 1.7%. Pending ICASA approval of the price filing, Telkom’s new tariffs will become effective on 1 August 2009.
The following tariff adjustment will be implemented:
•	the minimum charge for postpaid local calls (0-50km) remains unchanged but the per second tariffs for Standard and Callmore time increase by 4.2 cents and 2.1 cents per minute respectively. The tariffs for long distance calls (>50km) remain unchanged.

•	PrepaidFone (weekly and monthly) as well as postpaid residential and business line rental charges increase by 5.5% while the PrepaidFone Waya-Waya annual subscription will increase from R120.00 to R130.00 per annum. PrepaidFone local and long distance calls increase by 10%.
Outgoing mobile/cellular calls as well as outgoing calls to Neotel, Other Licensed Operators or OLOs (previously known as VANS) and Universal Service Access Licensees (USAL’s) remain unchanged.
Overall, the impact on international calls rates will be 0%, although tariffs to certain destinations could either increase or decrease.
The monthly subscription charges for DSL, Do Broadband and TelkomInternet remain unchanged. TelkomInternet all access 2Gb and 3Gb standard offering bandwidth customers will have their offerings upgraded to 3Gb and 5Gb respectively.
Telkom Closer 1 and 2 subscription charges will increase by 7.4% and 5.6% respectively. Current tariffs will remain unchanged for the Telkom Closer 3, 4 and 5 calling plans.
Customers of all the Closer calling plans will be able to choose either the Call Answer or IdentiCall facility as a free value-add. From 1 September 2009, Telkom Closer 1 customers will receive free local and long distance weekend calls of up to an hour during Callmore time.
Overall, data tariffs in the basket will decrease by 6%.
Having complied with regulatory prescriptions, Telkom is confident that our proposed price changes will be approved by ICASA.
Pretoria
22 June 2009
Sponsor: UBS